Exhibit 21.1

Subsidiaries of Arena Pharmaceuticals, Inc.

As of December 31, 2016

356 Royalty, Inc., a Delaware corporation

Arena Pharmaceuticals Development GmbH, a limited liability company organized under the laws of Switzerland and having its domicile in Zug

Arena Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and having its domicile in Zofingen

API Development LTD, a company incorporated in the Cayman Islands with limited liability